METZGER & McDONALD PLLC
(formerly Prager, Metzger & Kroemer PLLC)
A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS, MEDIATORS & COUNSELORS

Steven C. Metzger	2626 Cole Avenue, Suite 900
Direct Dial 214-740-5030	Dallas, Texas 75204-1083	Facsimile 214-523-3838
smetzger@pmklaw.com	214-969-7600	214-969-7635
www.pmklaw.com
July 26, 2005
The Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza, Mail Stop 0407
Washington, D.C. 20549
Attn: Bob Carroll, Staff Accountant
Re:	CabelTel International Corporation (formerly Greenbriar Corporation); Commission File No. 000-08187, CIK No. 0000105744
Dear Mr. Carroll:
     On behalf of CabelTel International Corporation (“GBR”), at your request, on July 5, 2005, we transmitted by facsimile transmission to Bob Carroll, Staff Accountant of the Securities and Exchange Commission, an instrument entitled “Position Information” with respect to certain issues recently discussed. On behalf of GBR, we respectfully withdraw and rescind such letter dated July 5, 2005 and its enclosure, a copy of which is attached for identification purposes only. Such item was submitted at your request as a further “alternative” to the position adopted by the Staff of the Commission.
     As GBR has now submitted a formal appeal to the Office of the Chief Accountant, any discussions concerning such July 5, 2005 letter have been superceded and are no longer relevant. Accordingly, such July 5, 2005, letter addressed to Bob Carroll, and its enclosure, are hereby withdrawn.
Very truly yours,
/s/ Steven C. Metzger
Steven C. Metzger
SCM:ag
cc:	Gene Bertcher, President CabelTel International Corporation

Bill Huff Farmer, Fuqua & Huff, P.C.

Ed Swalm Swalm & Associates, P.C.

METZGER & McDONALD PLLC
(formerly Prager, Metzger & Kroemer PLLC)
A PROFESSIONAL LIMITED LIABILITY COMPANY
ATTORNEYS, MEDIATORS & COUNSELORS

Steven C. Metzger	2626 Cole Avenue, Suite 900
Direct Dial 214-740-5030	Dallas, Texas 75204-1083	Facsimile 214-523-3838
smetzger@pmklaw.com	214-969-7600	214-969-7635
www.pmklaw.com
July 5, 2005
Via Facsimile 202-772-9205
Bob Carroll, Staff Accountant
The Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza, Mail Stop 0407
Washington, D.C. 20549
Re:	CabelTel International Corporation (formerly Greenbriar Corporation); Commission File No. 000-08187, CIK No. 0000105744
Dear Mr. Carroll:
     On behalf of CabelTel International Corporation (“GBR”), following this transmission is the Position Information of GBR with respect to the issues which have recently been discussed over the last several days concerning GBR’s accounting treatment of the acquisition of two separate U.S. corporations which, in turn, own directly and indirectly, approximately 74.8% of CableTEL AD. Perhaps after you have had an opportunity to review the enclosure along with other members of the Staff of the Commission, it would be wise to confer by telephone again later this week. GBR is prepared to cause a further amendment to its Form 10-K Annual Report to the Securities and Exchange Commission for the fiscal year ended December 31, 2004, and Form 10-Q for the quarter ended March 31, 2005 to reflect an investment in a subsidiary at cost rather than treating the acquisition as a reverse acquisition with consolidation.
     After you have had an opportunity to review the enclosure, kindly give me a call in order that we might determine how to proceed.
Very truly yours,
/s/ Steven C. Metzger
Steven C. Metzger
SCM:ag
Enclosure
cc:	Gene Bertcher Bill Huff Ed Swalm (via email)

POSITION INFORMATION
Accounting for the Acquisition of CableTEL AD
by Greenbriar Corporation
(now known as CabelTel International Corporation)
Background
     On October 12, 2005, CabelTel International Corporation (then known as Greenbriar Corporation) (“GBR”), entered into an Acquisition Agreement (“the Acquisition Agreement”) with four individuals (the “Individuals”), pursuant to which GBR acquired in a stock-for-stock exchange all of the issued and outstanding equity interests of two privately-held U.S. corporations, Finley Equities, Inc. (“FEINC”) and American Realty Management, Inc. (“ARM”) in exchange for the issuance by GBR of 31,500 shares of GBR’s newly-designated Series J 2% Preferred Stock, liquidation value $1,000 per share. FEINC and ARM each own an undivided one-half equity interest in Tacaruna BV, a Netherlands company, which in turn directly owns 30% of CableTEL AD (formerly Cable Bulgaria AD). Tacaruna BV also owns 64% of the equity interest of Narisma Holdings, Ltd., a Cyprus company, which in turn owns the balance of 70% of CableTEL AD. The overall result was that GBR, through the stock-for-stock acquisition of FEINC and ARM, owned directly and indirectly 74.8% of the equity interest in CableTEL AD. The transaction evidenced by the Acquisition Agreement is a completed transaction, and the exchange of equity interest occurred on October 12, 2004.
     GBR utilized the Series J 2% Preferred Stock as consideration for the acquisition in the interest of time due to the applicable requirements of the American Stock Exchange (“AMEX”), which requires a stockholder vote (or written consent by the requisite number) for significant issuances of common stock. The Acquisition Agreement provides GBR will present to its current stockholders no later than September 30, 2005 a proposed mandatory exchange of all of the 31,500 shares of GBR’s Series J 2% Preferred Stock for Common Stock of GBR on the basis of 279 shares of Common Stock for each share of Series J 2% Preferred Stock (the “Exchange of Stock”). Such mandatory exchange would result in an aggregate of 8,788,500 shares of Common Stock being issued to the four Individuals (or their transferees), which would then constitute at least 89% of the total issued and outstanding shares of Common Stock of GBR, all subject to the listing requirements of the AMEX. The balance of 11% of the Common Stock of GBR would be held by those stockholders of GBR who were stockholders on October 12, 2004 and at any time until the effectuation of the Exchange of Stock (i.e., the “Old Shareholders”).
     The Individuals (or their transferees) holding an aggregate of 31,500 shares of GBR newly-designated Series J 2% Preferred Stock are entitled in the aggregate to 157,500 votes out of a total of 1,134,504 votes of both the class of Common Stock (977,004 votes), and Series J 2% Preferred Stock (157,500 votes), voting together as a single class.
     Three other entities identified with one of the Individuals own a total of 395,380 shares of Common Stock of GBR, which constitutes approximately 40.49% of the total 977,004 issued and outstanding shares of Common Stock of GBR.
     Two directors of GBR, both of whom voted in favor of the Exchange of Stock at the time of the acquisition, own together an additional 180,805 shares of Common Stock of GBR. The total of the two groups, the three corporations and the two directors, together equals 576,185 shares of Common Stock, or approximately 59% of the 977,004 issued and outstanding shares of Common Stock.

     The Acquisition Agreement requires that GBR present both the transaction represented by the Acquisition Agreement and the Exchange of Stock to its stockholders prior to September 30, 2005 for approval and ratification. In the event the stockholders of GBR do not approve by the requisite number of votes either the transaction covered by the Acquisition Agreement or the Exchange of Stock, the Individuals (or their transferees) holding the shares of Series J 2% Preferred Stock have the option, exercisable by all of them but not less than all of them, at any time after September 30, 2005 until September 30, 2006 to either (a) rescind in full and revoke the transaction covered by the Acquisition Agreement by returning all 31,500 shares of Series J 2% Preferred Stock to GBR, upon which GBR is to deliver back to the Individuals all equity securities of any entity owning all of the ordinary shares and other securities of Tacaruna BV or of CableTEL AD, or (b) deliver to GBR all 31,500 shares of Series J 2% Preferred Stock and receive in exchange therefor all of the ordinary shares and other securities of Tacaruna BV outstanding and owned by GBR such that the sellers will become the owner and holder of all of the issued and outstanding securities of Tacaruna BV, which in turn continues to own directly and indirectly, approximately 74.8% of the equity interest in CableTEL AD, and 54% of the shares of Narisma Holdings, Ltd.
Accounting Issues
     This transaction turns on two specific events, which are:
•	matters which occurred on October 12, 2005 in which GBR issued the Series J 12% Preferred Stock (i.e., the original acquisition), and

•	the date or event of the Exchange of Stock.
Although recission may not occur, if the Exchange of Stock does not occur prior to September 30, 2005, the Individuals may rescind the transaction.
     GBR originally accounted for the transaction as a reverse acquisition believing that a number of facts warranted that accounting. That treatment was given to the transaction in the financial statements for GBR for the fiscal year ended December 31, 2004, and subsequently in its Form 10-Q filing for the quarter ended March 31, 2005.
     The Securities and Exchange Commission (the “SEC”) by letter dated April 27, 2005 effectively took issue with the treatment of the transaction as a reverse acquisition in the financial statements of GBR.
     The SEC comment letter and subsequent conversations with the Staff raised the issue as to the accounting significance of the Exchange of Stock. While it may be possible for the holders of the Series J 2% Preferred Stock to choose to continue holding that security even if the Exchange of Stock does not occur under the terms of the Acquisition Agreement, that outcome does not appear realistic as:
•	The Series J 2% Preferred Stock only pays a 2% dividend per annum based upon a $1,000 per share liquidation preference.

•	Payment of the dividend and its declaration will only occur if the Board of Directors of GBR declares such dividend.

•	The Series J 2% Preferred Stock holders are represented by one individual director out of six members of the Board of Directors of GBR.

•	The maximum value of the Series J 2% Preferred Stock is fixed; in effect, if CableTEL AD were to fail, the Series J 2% Preferred Stock would have little value. On the other hand, if CableTEL AD is a significant success, the appreciated value would not go to the holders of the Series J 2% Preferred Stock.
Practically, if the Exchange of Stock does not occur, the transaction will ultimately collapse and rescission will occur.
     Originally, GBR treated the Exchange of Stock as a mere “formality” on the basis that the votes were available, the AMEX procedures permitted a consent of holders of a majority to approve the transaction. At the time of the initial filing, GBR’s management believed that due to the control of GBR by one of the Individuals and the fact that the transaction would have not been initiated by that Individual if it was not his intention to follow through with the transaction all the way through to the Exchange of Stock that the vote for the Exchange of Stock was virtually assured. The Individuals, who control CableTEL AD would ultimately receive 89% of the outstanding equity interest in the Common Stock of GBR, which would clearly place the Individuals in control of GBR. From an operations perspective, the entities acquired (actually CableTEL AD) would represent the majority of GBR’s operations. Those and other facts were believed to be considered under paragraph 17 of SFAS 141. The Acquisition Agreement was accounted for as a reverse acquisition for the collective reasons previously described, and to, in the opinion of management, properly reflect the financial condition and history of GBR in consideration of all of the facts and circumstances.
     As the SEC has pointed out, the passage of time since the execution of the Acquisition Agreement would lead one to believe that the Exchange of Stock was not as assured as GBR thought at that time. This would suggest that the approval of the Exchange of Stock is less than assured, and lends credibility to the argument that rescission may well be a possibility. The Exchange of Stock is significantly more than a mere “formality.” For accounting purposes, the Exchange of Stock may ultimately be the only date that does matter. Having looked through the original acquisition transaction in the Acquisition Agreement to the Exchange of Stock in treating the two items as one accounting event, GBR did not consider the conditions and relationships that existed between GBR and the entities being acquired, and the Exchange of Stock was really to occur in the future.
     The Acquisition Agreement did not require the resignation nor did GBR anticipate the resignation of any of the members of the Board of Directors or officers of CableTEL AD. It was GBR’s understanding that the current board and officers of CableTEL AD would remain in place until the possibility of recission no longer exists. Ronald Finley, while one of six directors of GBR, is, together with two other individuals who have been directors of CableTEL AD for some time, remains as the principal officer, director and decision-maker of CableTEL AD. Conversely, while the Individuals have provided the assets and strength of approximately 89% of the combined enterprise, the Individuals only vote as if they had 15% of GBR and have only one seat on the Board of Directors out of six.
     In a customary acquisition (even where rescission is possible), a buyer and seller agree to terms under which the seller must comply with the contract if the buyer fulfills certain agreed-upon terms or tasks. Those tasks usually are obtaining regulatory or bank approval, as well as stockholder approval or some other approval. However, if the approval is obtained, once the closing occurs, the seller is obligated to complete the transaction if the buyer has delivered as promised. Whether rescission occurs or not is totally in the hands of the buyer’s ability to accomplish those tasks. In the instance of this transaction, it is the “seller” (i.e., the Individuals) by virtue of their close relationship and influence upon three corporations owning a significant number of shares of Common Stock of

GBR, who may not be committed to complete the transaction. In the interest of this transaction, if the “seller” (the Individuals) wishes to back-out, all that is required is for the group of three entities holding 395,380 shares of Common Stock, or 40.49%, to vote no when GBR requests approval for the Exchange of Stock.
     One of the basic tenants for both consolidation accounting (and reverse acquisition treatment) is control, and who at the end of the day holds that control. Control must exist before consolidation accounting is appropriate (and before any reverse accounting treatment is appropriate). At the time of execution of the Acquisition Agreement, “control” really did not change hands, and the lack of practical change of control would render consolidation and equity accounting inappropriate. See paragraph 9 of SFAS No. 141.
     Given the circumstances that exist, even though the Acquisition Agreement was dated and executed October 12, 2004, control of CableTEL AD was not transferred to GBR and rescission was and is a possibility. GBR now believes that the appropriate accounting for the transaction is a single-line entry to account for the investment on the cost method at a specified amount generally equating to the actual interest owned.

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